

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549-7010

July 11, 2006

Room 7010

Michael Michie
Chief Financial Officer
Pacific Sands, Inc.
1509 Rapids Drive
Racine, WI 53404

> **Re: Pacific Sands, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2005**
> **Forms 10-QSB for the Fiscal Quarters Ended December 31, 2005,**
> **March 30, 2006 and June 30, 2006**
> **File No. 000-29483**

Dear Mr. Michie:

We have reviewed your response letter dated May 19, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the year ended June 30, 2005

General

1. We note your response to prior comment 1 which indicated that you did not have formalized controls and procedures in place at the time your Form 10-KSB for the fiscal year ended June 30, 2005 and Form 10-QSB for quarter ended December 31, 2005 were filed. Based on your response it appears as if any controls that were in place, as of the end of the periods covered by the reports, were ineffective. Please amend your Form 10-KSB for the fiscal year ended June 30, 2005 and Form 10-QSB for quarter ended December 31, 2005 to provide Item 8A and Item 3 disclosures which discuss the matters identified in your response and

how you determined your disclosure controls and procedures were either effective or ineffective in light of the identified matters.

2. We further note that you have filed your Form 10-QSB for the quarter ended March 31, 2006 and concluded that your disclosure controls and procedures were effective. Considering your disclosure controls and procedures for the fiscal year ended June 30, 2005 and quarter ended December 31, 2005 appear to be ineffective, tell us and amend your Form 10-QSB for the quarter ended March 31, 2006 to disclose what enhancements or changes were made in order for management to determine that disclosure controls and procedures are now effective.

3. We note your response to prior comment 2. Please amend your Form 10-KSB for the fiscal year ended June 30, 2005 and Form 10-QSB for the quarter ended December 31, 2005 to provide the appropriate management certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

You may contact Melissa Rocha, Staff Accountant, at (202) 551-3854 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Nili N. Shah
Branch Chief